Exhibit 99.2

                                         Pioneer Commercial Funding Corp.
                                         One Rockefeller Plaza, Suite 2412
                                             New York, New York 10020


                                                  _______, 2001

To Our Shareholders:

   Pioneer Commercial Funding Corp. ("Pioneer") is distributing to the holders of its outstanding Common Stock, at no cost Rights to purchase additional shares of Common Stock in a Rights Offering. Shareholders will receive one (1) Right for every seven (7) shares of Common Stock held by them as of the close of business on October 11, 2001. Each Right will ensure the holder thereof to a Subscription Privilege to purchase one (1) share of Common Stock at a price of $2.00 per share.

      Subscription certificates will be mailed to shareholders. Your Rights may be exercised as explained more fully in the accompanying instructions by instructing the Subscription Agent. If such exercise structions are not received by the Subscription Agent by 5:00 p.m., New York City time, on November 2, 2001, unless such time is extended by Pioneer, your Rights will be exercisable by the members of the Board of Directors of the Company and/or Leedan Business Development, LTD, the principal shareholder of Pioneer, and/or any of its affiliates (Leedan Business Development, LTD and its affiliates are collectively referred to as "Leedan").

      Instructions to the Subscription Agent should be directed (1) if by mail or hand delivery, to American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, or (2) if by facsimile, to Cynthia Trotman at (718) 234-5001.

      Please act promptly if you choose to exercise your Rights. Please bear in mind that in order for the exercise of the Rights to be valid, the payment of the Subscription Price for the Rights being exercised must be received no later than 5:00 p.m., New York City time, on November 2, 2001, (unless such time is extended by Pioneer), and such payments by uncertified check must have cleared by such time.

      The enclosed Prospectus provides the details of the Rights Offering and important information concerning the Company and the Common Stock being offered. Please read it carefully.


      Very truly yours,

      Pioneer Commercial Funding Corp.


      By:_____________________
      M. Albert Nissim, President